Mail Stop 3561

November 27, 2007

William D. Johnson
President and Chief Operating Officer
Progress Energy, Inc.
410 South Wilmington Street
Raleigh, NC 27601-1748

**Re:**        **Progress Energy, Inc.**
        **Form 10-K for Fiscal Year Ended December 31, 2006**
        **Filed March 1, 2007**
        **File No. 001-15929**

        **Carolina Power & Light Company**
        **Form 10-K for Fiscal Year Ended December 31, 2006**
        **Filed March 1, 2007**
        **File No. 001-03382**

        **Florida Power Corporation**
        **Form 10-K for Fiscal Year Ended December 31, 2006**
        **Filed March 1, 2007**
        **File No. 001-03274**

Dear Mr. Johnson:

    We have completed our review of your Forms 10-K and have no further comments at this time.

                    Sincerely,

                    Michael Moran
                    Accounting Branch Chief